Exhibit 11

                             RANGER INDUSTRIES, INC.
                       (formerly Coleco Industries, Inc.)

                        COMPUTATION OF EARNINGS PER SHARE

                  (Unaudited - See Accountants' Review Report)

                 for the quarters ended March 31, 1997 and 1996

                                   ----------

                                                        1997         1996
                                                    -----------   -----------
Primary:

   Net loss                                         $   (49,017)  $   (35,628)

   Average common shares outstanding                  4,000,000     4,000,000

   Primary loss per share                           $      (.01)  $      (.01)


Fully diluted:

   Net loss                                         $   (49,017)  $   (35,628)

   Average common shares outstanding                  4,000,000     4,000,000

   Fully-diluted loss per share                     $      (.01)  $      (.01)